UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TPG SPECIALTY LENDING, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
N/A
(CUSIP Number)
December 2, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Morgan Stanley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The state of organization is Delaware.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,056 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		31,056 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,056 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO
*Although MSSB TPG Specialty Lending Onshore Feeder Fund (the “Trust”) beneficially owns 31,056 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying investors (each a “Unitholder” and collectively, the “Unitholders”) pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Morgan Stanley Smith Barney Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The state of organization is Delaware.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,056 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		31,056 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,056 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Although the Trust beneficially owns 31,056 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Morgan Stanley GWM Feeder Strategies LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The state of organization is Delaware.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,056 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		31,056 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,056 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Although the Trust beneficially owns 31,056 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS MSSB TPG Specialty Lending Onshore Feeder Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The state of organization is Delaware.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,056 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		31,056 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,056 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Although the Trust beneficially owns 31,056 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

Item 1(a). Name of Issuer:
TPG Specialty Lending, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
Item 2(a). Name of Person Filing:
This Schedule 13G is jointly filed by: (i) Morgan Stanley; (ii) Morgan Stanley Smith Barney Holdings LLC; (iii) Morgan Stanley GWM Feeder Strategies LLC; and (iv) MSSB TPG Specialty Lending Onshore Feeder Fund (all together, the “Reporting Persons”), with respect to shares of common stock (the “Shares”) of the Issuer beneficially owned by MSSB TPG Specialty Lending Onshore Feeder Fund. Morgan Stanley GWM Feeder Strategies LLC is the managing owner of MSSB TPG Specialty Lending Onshore Feeder Fund, and is a wholly-owned subsidiary of Morgan Stanley Smith Barney Holdings LLC. Morgan Stanley Smith Barney Holdings LLC is indirectly majority-owned by Morgan Stanley.
Item 2(b). Address of Principal Business Office, or, if none, Residence:
The principal business address of each of MSSB TPG Specialty Lending Onshore Feeder Fund and Morgan Stanley GWM Feeder Strategies LLC is 522 Fifth Avenue, 13th floor, New York, NY 10036. The principal business address of each of Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley is 1585 Broadway New York, NY 10036.
Item 2(c). Citizenship:
The state of organization of each of MSSB TPG Specialty Lending Onshore Feeder Fund, Morgan Stanley GWM Feeder Strategies LLC, Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley is Delaware.
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value
Item 2(e). CUSIP Number:
N/A

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership as of December 2, 2011*.
(a)	Amount beneficially owned:

31,056 shares.

(b)	Percent of class:

19.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

0
(ii)	Shared power to vote or to direct the vote:

31,056 shares**

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

31,056 shares**

*	In Accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

**	Although the Trust beneficially owns 31,056 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
See Exhibit 99.2.
Item 8. Identification and Classification of Member of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits

99.1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

99.2	Item 7 Information.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2011	MSSB TPG SPECIALTY LENDING ONSHORE FEEDER FUND

By: MORGAN STANLEY GWM FEEDER STRATEGIES LLC
Its Managing Owner

	By:	/s/ John Sweeney Name: John Sweeney
Title: Authorized Signatory

MORGAN STANLEY GWM FEEDER STRATEGIES LLC

	By:	/s/ John Sweeney Name: John Sweeney
Title: Authorized Signatory

MORGAN STANLEY SMITH BARNEY HOLDINGS LLC

	By:	/s/ Anne Cooney Name: Anne Cooney
Title: Authorized Signatory

MORGAN STANLEY

	By:	/s/ Christina Huffman Name: Christina Huffman
Title: Authorized Signatory